SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2006

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F ☑       Form 40-F ☐

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto

(Signature)
Masahiko Goto
President
Date: January 27, 2006

Makita Corporation

Consolidated Financial Results
for the nine months
ended December 31, 2005
(U.S. GAAP Financial Information)

(English translation of “ZAIMU/GYOSEKI NO GAIKYO”
originally issued in the Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2005
January 27, 2006

Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President

1. Notes to consolidated financial statements for the nine months ended December 31, 2005
(1) Adoption of simplified accounting methods: None.
(2) Accounting policy changes since the year ended March 31, 2005: None.
(3) Change in scope of consolidation and equity method: None.

2. Results of the nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)
(1) CONSOLIDATED FINANCIAL RESULTS

	Yen (million)
	For the nine months ended		For the nine months ended		For the year ended
	December 31,		December 31,		March 31,
	2004		2005		2005

		%		%		%
Net sales	143,741	6.1	165,773	15.3	194,737	5.8
Operating income	25,542	172.4	35,552	39.2	31,398	113.6
Income before income taxes	27,083	161.0	38,738	43.0	32,618	101.7
Net income	18,825	544.9	34,440	82.9	22,136	187.8

	Yen

Net income per share:
Basic	130.86		239.59		153.89
Diluted	126.43		—		148.76

Notes:

1.	Amounts of less than one million yen have been rounded.

2.	The table above shows the change in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
[Qualitative information on consolidated financial results]
     Consolidated net sales remained firm, rising 15.3% from the same period of the previous fiscal year, to 165,773 million yen, supported by continued robust performance in Europe, strong sales of new products powered with lithium ion batteries, especially in North America, and other factors.
     Regarding consolidated earnings, operating income rose 39.2% to 35,552 million yen, income before income taxes rose 43.0% to 38,738 million yen, and net income expanded 82.9% from the same period of the previous fiscal year, to 34,440 million yen. These substantial increases were due in part to approximately 8.5 billion yen in operating profit and 11.9 billion yen in net income from the transfer of ownership of the Company’s golf course management subsidiary as a result of a court-supervised rehabilitation proceeding. In addition, Makita recognized approximately 2.5 billion yen in income before taxes and about 1.5 billion yen in net income in an exchange of securities in connection with the merger of Mitsubishi Tokyo Financial Group Co., Ltd., and UFJ Holdings Co., Ltd..

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

(2) CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of	As of
	December 31, 2004	December 31, 2005	March 31, 2005

Total assets	294,063	312,690	289,904
Shareholders’ equity	215,215	256,442	219,640
Shareholders’ equity ratio to total assets (%)	73.2%	82.0%	75.8%

	Yen

Shareholders’ equity per share	1,496.58	1,784.38	1,527.64

[CONSOLIDATED CASH FLOWS]

	Yen (million)
	For the nine months	For the nine months	For the year ended
	ended December 31,	ended December 31,	March 31,
	2004	2005	2005

Net cash provided by operating activities	11,957	16,770	16,842

Net cash provided by (used in) investing activities	(8,722)	6,320	154

Net cash used in financing activities	(2,804)	(17,957)	(16,177)

Cash and cash equivalents, end of period	24,896	30,863	25,384

[Qualitative information on consolidated cash flows]
     Total cash and cash equivalents (“cash”) at the end of period amounted to 30,863 million yen, up 5,479 million yen from the previous year.
 (Net Cash Provided by Operating Activities)
     Continued strong performance resulted in net cash from operating activities amounting to 16,770 million yen.
 (Net Cash Provided by Investing Activities)
     Net cash from investing activities amounted to 6,320 million yen. Although the Company made investments in metal molds for new products, constructed a new building at the Okazaki Plant, and made other investments, these were more than offset by the sale of securities and other factors.
 (Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 17,957 million yen, as the Company repaid a portion of the deposits of members of the golf course subsidiary undergoing civil rehabilitation and made dividend payments.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

Revised outlook for consolidated performance during the fiscal 2006 (from April 1, 2005, to March 31, 2006)

(Million yen, %)
		Operating	Income before
	Net sales	income	income taxes	Net income
Outlook announced previously (A)	214,000	39,000	42,000	36,500
Revised outlook (B)	220,000	42,000	45,000	39,000
Change (B-A)	6,000	3,000	3,000	2,500
Percentage revision	2.8%	7.7%	7.1%	6.8%
Actual results for the previous fiscal year ended March 31, 2005	194,737	31,398	32,618	22,136

     Net income per share for the fiscal year is projected to be 271.37 yen.
Revised outlook for non-consolidated performance during the fiscal 2006
     (from April 1, 2005, to March 31, 2006)

(Million yen, %)
		Operating
	Net sales	income	Ordinary profit	Net income
Outlook announced previously (A)	101,500	12,800	19,000	16,100
Revised outlook (B)	110,000	15,300	22,000	17,700
Change (B-A)	8,500	2,500	3,000	1,600
Percentage revision	8.4%	19.5%	15.8%	9.9%
Actual results for the previous fiscal year ended March 31, 2005	97,873	12,674	18,399	9,149

     Net income per share for the fiscal year is projected to be 123.16 yen.

Notes:	The above performance forecast includes the following items, as announced at the time of the release of interim results on October 28, 2005.
1.	Special factors in the consolidated accounts contributed approximately 8.5 billion yen to operating income and approximately 11.0 billion yen to income before income taxes as well as approximately 13.4 billion yen to net income.

2.	Consolidated and non-consolidated sales include sales of approximately 1.0 billion yen accompanying the acquisition of the nailer business of Kanematsu-NNK Corp. on January 1, 2006. The impact of this acquisition on net income was not material.
[Qualitative information about the forecast for the year ending March 31, 2006]
•	Increased demand for new products, including impact drivers with rechargeable lithium ion batteries which were introduced in Japan and overseas

•	Continued strong sales in overseas markets, especially Europe and North America
     The above performance forecast has primarily been adjusted from the prior forecast on October 28, 2005 because of a changed exchange rate assumption, 113 yen to US$1 and 137 yen to 1 Euro for the year ending March 31, 2006 (outlook announced previously: 109 yen to US$1 and 135 yen to 1 Euro).

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

     Our forecasts for dividends are as follows:

	For the year ended	For the year ending
	March 31, 2005	March 31, 2006
	(Results)	(Forecast)
Cash dividend per share for the interim period	11 yen	19 yen
	(With a special dividend of 2 yen)	(With a special dividend of 10 yen)

Cash dividend per share for the second half	36 yen
	(With a special dividend of 23 yen and 90 year memorial dividend of 4 yen)	(Note)

Total cash dividend per share for the year	47 yen
	(With a special dividend of 25 yen and 90 year memorial dividend of 4 yen)	(Note)

Note:	The annual dividend will be set according to the Company’s policy for distribution of earnings, which is to maintain a consolidated dividend payout ratio* of 30% or more. However, as indicated in the preceding section on the forecast for performance, there are special factors that will account for about 13.4 billion yen of the figure forecast for consolidated net income. Accordingly, this amount will be deducted from the net income figure used in computing dividends. In addition, the dividend for the second half of the fiscal year will be calculated by deducting the interim dividend from the annual dividend, and the final decision for the dividend will be made at the General Meeting of Shareholders to be held in June 2006.

*	The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special factors) and 100 is multiplied.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31,	December 31,	Increase
	2005	2005	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	25,384	30,863	5,479
Time deposits	7,867	4,062	(3,805)
Marketable securities	57,938	51,219	(6,719)
Trade receivables-
Notes	1,687	2,090	403
Accounts	38,997	42,165	3,168
Less- Allowance for doubtful receivables	(1,178)	(1,061)	117
Inventories	66,003	76,328	10,325
Deferred income taxes	3,831	6,201	2,370
Prepaid expenses and other current assets	7,363	7,782	419

Total current assets	207,892	219,649	11,757

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	17,673	17,469	(204)
Buildings and improvements	51,085	52,781	1,696
Machinery and equipment	73,356	75,217	1,861
Construction in progress	790	3,044	2,254

	142,904	148,511	5,607
Less- Accumulated depreciation	(90,080)	(91,455)	(1,375)

	52,824	57,056	4,232

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,106	28,374	6,268
Deferred income taxes	390	479	89
Other assets	6,692	7,132	440

	29,188	35,985	6,797

	289,904	312,690	22,786

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31,	December 31,	Increase
	2005	2005	(Decrease)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,060	3,303	(5,757)
Trade notes and accounts payable	10,574	11,937	1,363
Accrued payroll	7,695	6,318	(1,377)
Club members’ deposits	12,836	—	(12,836)
Accrued expenses and other	12,248	14,353	2,105
Income taxes payable	5,695	8,536	2,841
Deferred income taxes	118	57	(61)

Total current liabilities	58,226	44,504	(13,722)

LONG-TERM LIABILITIES:
Long-term indebtedness	88	100	12
Estimated retirement and termination allowances	5,126	5,196	70
Deferred income taxes	4,538	3,974	(564)
Other liabilities	887	957	70

	10,639	10,227	(412)

MINORITY INTERESTS	1,399	1,517	118

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—
Additional paid-in capital	45,430	45,436	6
Legal reserve and retained earnings	163,171	189,703	26,532
Accumulated other comprehensive income (loss)	(9,249)	1,164	10,413
Treasury stock, at cost	(3,517)	(3,666)	(149)

	219,640	256,442	36,802

	289,904	312,690	22,786

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the nine		For the nine
	months ended		months ended		Increase		For the year
	December 31,		December 31,		(Decrease)		ended March 31,
	2004		2005				2005

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	143,741	100.0	165,773	100.0	22,032	15.3	194,737	100.0
Cost of sales	83,330	58.0	95,926	57.9	12,596	15.1	113,323	58.2

GROSS PROFIT	60,411	42.0	69,847	42.1	9,436	15.6	81,414	41.8
Selling, general, administrative and other expenses	34,869	24.2	34,295	20.7	(574)	(1.6)	50,016	25.7

OPERATING INCOME	25,542	17.8	35,552	21.4	10,010	39.2	31,398	16.1

OTHER INCOME (EXPENSES) :
Interest and dividend income	837	0.6	843	0.5	6	0.7	1,157	0.6
Interest expense	(440)	(0.3)	(313)	(0.2)	127	28.9	(588)	(0.3)
Exchange gains (losses) on foreign currency transactions, net	127	0.1	(106)	(0.0)	(233)	—	37	0.0
Realized gains on securities, net	328	0.2	2,902	1.8	2,574	784.8	453	0.2
Other, net	689	0.4	(140)	(0.1)	(829)	—	161	0.1

Total	1,541	1.0	3,186	2.0	1,645	106.7	1,220	0.6

INCOME BEFORE INCOME TAXES	27,083	18.8	38,738	23.4	11,655	43.0	32,618	16.7

PROVISION FOR INCOME TAXES	8,258	5.7	4,298	2.6	(3,960)	(48.0)	10,482	5.3

NET INCOME	18,825	13.1	34,440	20.8	15,615	82.9	22,136	11.4

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the nine months	For the nine months	For the year
	ended December 31,	ended December 31,	ended March 31,
	2004	2005	2005
Net cash provided by operating activities	11,957	16,770	16,842
Net cash provided by (used in) investing activities	(8,722)	6,320	154
Net cash used in financing activities	(2,804)	(17,957)	(16,177)
Effect of exchange rate changes on cash and cash equivalents	(111)	346	(11)

Net change in cash and cash equivalents	320	5,479	808
Cash and cash equivalents, beginning of period	24,576	25,384	24,576

Cash and cash equivalents, end of period	24,896	30,863	25,384

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

OPERATING SEGMENT INFORMATION

For the nine months ended December 31, 2004

	Yen (millions)
							Corporate
	Japan	North	Europe	Asia	Other	Total	and elimi-	Consoli-
		America					nations	dated
Sales:
(1) External customers	37,539	28,652	55,401	5,624	16,525	143,741	—	143,741
(2) Intersegment	35,711	2,789	4,405	26,285	146	69,336	(69,336)	—

Total	73,250	31,441	59,806	31,909	16,671	213,077	(69,336)	143,741

Operating expenses	59,071	30,219	52,331	28,004	15,419	185,044	(66,845)	118,199
Operating income	14,179	1,222	7,475	3,905	1,252	28,033	(2,491)	25,542

For the nine months ended December 31, 2005

	Yen (millions)
							Corporate
	Japan	North	Europe	Asia	Other	Total	and elimi-	Consoli-
		America					nations	dated
Sales:
(1) External customers	38,624	34,814	65,664	6,399	20,272	165,773	—	165,773
(2) Intersegment	41,393	2,516	5,102	30,561	138	79,710	(79,710)	—

Total	80,017	37,330	70,766	36,960	20,410	245,483	(79,710)	165,773

Operating expenses	60,496	36,202	61,270	32,461	18,304	208,733	(78,512)	130,221
Operating income	19,521	1,128	9,496	4,499	2,106	36,750	(1,198)	35,552

For the year ended March 31, 2005

	Yen (millions)
							Corporate
	Japan	North	Europe	Asia	Other	Total	and elimi-	Consoli-
		America					nations	dated
Sales:
(1) External customers	50,955	38,607	75,864	7,378	21,933	194,737	—	194,737
(2) Intersegment	47,786	3,583	5,802	34,937	168	92,276	(92,276)	—

Total	98,741	42,190	81,666	42,315	22,101	287,013	(92,276)	194,737

Operating expenses	82,826	40,580	71,541	37,389	21,146	253,482	(90,143)	163,339
Operating income	15,915	1,610	10,125	4,926	955	33,531	(2,133)	31,398

Note:	Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and forecast

	Yen (millions)
	For the nine			For the nine
	months ended			months ended
	December 31, 2004			December 31, 2005
	(Results)			(Results)
	(Amount)		(%)	(Amount)		(%)
Net sales	143,741		6.1	165,773		15.3
Domestic	28,623		(0.2)	29,827		4.2
Overseas	115,118		7.8	135,946		18.1
Operating income	25,542		172.4	35,552		39.2
Income before income taxes	27,083		161.0	38,738		43.0
Net income	18,825		544.9	34,440		82.9
Net income per share (Yen)		130.86			239.59
Employees		8,647			8,550

	Yen (millions)
	For the year			For the six			For the year
	ended			months ended			ending
	March 31, 2005			September 30, 2005			March 31, 2006
	(Results)			(Results)			(Forecast)
	(Amount)		(%)	(Amount)		(%)	(Amount)		(%)
Net sales	194,737		5.8	106,649		9.5	220,000		13.0
Domestic	39,379		0.6	20,029		5.3	41,600		5.6
Overseas	155,358		7.2	86,620		10.5	178,400		14.8
Operating income (Note 2)	31,398		113.6	25,897		33.1	42,000		33.8
Income before income taxes (Note 2)	32,618		101.7	26,504		31.0	45,000		38.0
Net income (Note 2)	22,136		187.8	25,807		99.2	39,000		76.2
Net income per share (Yen) (Note 2)		153.89			179.52			271.37
Employees		8,560			8,557			—

Notes:	1. The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.
2. After taking account of the special factors mentioned on page 3, the forecasts for Operating income, Income before income taxes, Net income, and Net income per share are as follows:

Operating income for the year ending March 31, 2006:	33.5 billion yen
Income before income taxes for the year ending March 31, 2006:	34.0 billion yen
Net income for the year ending March 31, 2006:	25.6 billion yen
Net income per share for the year ending March 31, 2006:	Approximately 178 yen

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

2. Consolidated net sales by geographic area

	Yen (millions)
	For the nine		For the nine		For the year		For the six
	months ended		months ended		ended		months ended
	December 31, 2004		December 31, 2005		March 31, 2005		September 30, 2005
	(Results)		(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	28,623	(0.2)	29,827	4.2	39,379	0.6	20,029	5.3
North America	28,579	(9.9)	34,572	21.0	38,490	(8.0)	20,648	4.8
Europe	54,984	13.2	65,038	18.3	75,263	13.4	41,802	14.8
Asia	12,605	25.1	12,696	0.7	16,341	14.7	8,472	(9.1)
Other regions	18,950	15.7	23,640	24.7	25,264	12.2	15,698	21.0
Total	143,741	6.1	165,773	15.3	194,737	5.8	106,649	9.5

Note: The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.
3. Exchange rates

	Yen
	For the nine	For the nine
	months ended	months ended
	December 31, 2004	December 31, 2005
	(Results)	(Results)
Yen/U.S. Dollar	108.52	112.11
Yen/Euro	134.57	136.88

	Yen
	For the year	For the six	For the year
	ended	months ended	ending
	March 31, 2005	September 30, 2005	March 31, 2006
	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	107.55	109.52	113
Yen/Euro	135.17	135.61	137

4. Sales growth in local basis
     (major countries)

For the nine
months ended
December 31, 2005
(Results)
U.S.A.	18.3%
Germany	14.2%
U.K	7.8%
France	20.2%
China	5.6%
Australia	(5.4%)

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language

5. Production ratio (unit basis)

	For the nine	For the nine	For the year	For the six
	months ended	months ended	ended	months ended
	December 31, 2005	December 31, 2005	March 31, 2005	September 30, 2005
	(Results)	(Results)	(Results)	(Results)
Domestic	29.3%	29.8%	28.4%	28.9%
Overseas	70.7%	70.2%	71.6%	71.1%

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the nine	For the nine
	months ended	months ended
	December 31, 2004	December 31, 2005
	(Results)	(Results)
Capital expenditures	4,376	7,931
Depreciation and amortization	3,954	4,201
R&D cost	3,076	3,273

	Yen (millions)
	For the year	For the six	For the year
	ended	months ended	ending
	March 31, 2005	September 30, 2005	March 31, 2006
	(Results)	(Results)	(Forecast)
Capital expenditures	6,655	4,856	11,800
Depreciation and amortization	5,381	2,658	5,400
R&D cost	4,085	2,148	4,300

7. Consolidated cash flow

	Yen (millions)
	For the nine	For the nine	For the year	For the six
	months ended	months ended	ended	months ended
	December 31, 2004	December 31, 2005	March 31, 2005	September 30, 2005
	(Results)	(Results)	(Results)	(Results)
Net cash provided by operating activities	11,957	16,770	16,842	9,349
Net cash provided by (used in) investing activities	(8,722)	6,320	154	6,176
Net cash used in financing activities	(2,804)	(17,957)	(16,177)	(14,540)

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese Language